ТР Элемтә Министрлыгы

Министерство связи РТ

«КАЗАН ШӘҺӘРЕ ТЕЛЕФОН ЧЕЛТӘРЕ» АЖ


ГТС

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ»

420061, г.Казань, ул.Н.Ершова, 55Е

Тел 73-08-08, факс 95-15-50

ИНН 1653007966, р/с 40702810545020010406 в АКБ «Ак Барс» г.Казани, БИК 049205805, Кор/с 30101810000000000805, Код по ОКОНХ 52300, Код по ОКПО 01150782

Дата 11.06.03 № 89

На № ________ от ________

EXEMPTION # 82-4754


03024015

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

Dear Sirs:

On behalf of Kazan City Telephone Network (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

1. QUATERLY REPORT BY ISSUER OF SECURITIES Open Joint Stock Company 2003, 1 QUARTER.

Yours truly,
General Director
Fahriev A. M.


ГТС
ИНН 1653007966

dlw 6/26

ТР Элемтэ Министрлыгы

«КАЗАН ШӘҺӘРЕ
ТЕЛЕФОН ЧЕЛТӘРЕ» АЖ

420061, г.Казань, ул.Н.Ершова, 55Е



Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ
ТЕЛЕФОННАЯ СЕТЬ»

Тел 73-08-08, факс 95-15-50

ИНН 1653007966, р/с 40702810545020010406 в АКБ «Ак Барс» г.Казани, БИК 049205805, Кор/с 30101810000000000805, Код по ОКОНХ 52300, Код по ОКПО 01150782

Дата 11.06.03 № 89

На № ______ от ______

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

Уважаемые господа,

От имени ОАО «Казанская ГТС», компании,зарегистрированной в российской Федерации, я направляю перечисленные ниже документы в соответствии с правилом 12g 3-2 (b) (iii) по Закону о ценных бумагах и биржах 1934 года (Закону о биржах):

Описание документов /Дата

1. Изменения в ежеквартальном отчете за 1 квартал 2003 г.

С уважением,
Ахмат Фахриев
Генеральный директор


ГТС
Р 100408/02
ИНН
1653007966

«Approved»

by Board of Directors
Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set» (Kazan GTS)
Minutes № 19 dated of 05.05.2003

The chairman of board of directors
R.T. Minister of Communications R.G. Zalyalov ____________
(Signature)

Seal

QUARTERLY REPORT BY ISSUER OF SECURITIES

2003 I QUARTER

Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set»

Issuer code : 55110-D
Place of location: Republic of Tatarstan
Mail address: 55-e, N. Ershov Str., Kazan, 420061

« Information exposed in present Quarterly Report is liable for disclosure in accordance with law on securities of the Russian Federation.»

General Director A. M. Fahriev ______________

Chief Accountant L.V. Tyugaeva ______________

5.05.2003

Contact person: ***Elvira R. Akhmadullina***
Position: ***Engineer SC dpt.***
Tel: ***(8432) 72-63-93***
Fax: ***(8432) 72-23 -21***
E-Mail: ***elia@gts.kazan.su***

Changes in the quarterly report for 2003 first quarter.
A. DATA ON ISSUER

32. Number of personnel.
The number of personnel including branches and representations for the reported period constitutes 1 041 people

35. Plans of future activity of the issuer.

The mission of OAO " Kazan GTS " is granting qualitative and accessible telephone services to hundreds thousands of Kazan residents. Wide scale program of construction of new and modernizing old stations is developed and will be implemented. That will make the cable communication system accessible for residents of urban regions and near suburbs of the capital of the Republic.

Except for traditional telephone services the further development of ISDN service, data transfer and telematic services, IP - telephony, high-speed access to internet and other is planned.

Another perspective project of OAO " Kazan GTS " is creation in Kazan a wide-band data network of general use based on xDSL technology. This project will be implemented with the purposes of meeting the demands of any organizations, enterprises, companies of Kazan or their customers in creation of departmental networks, and for granting to the individuals and legal entities wide-band access to internet.

Also within the framework of this project the customers will be offered the newest telecommunication services:

- Access to multimedia (audio/video broadcasts, video by the request, interactive television et. c.);
- Access to special informational and referential resources;
- Access to systems of electronic commerce, remote training, tele- medicine, electronic entertainments et. c.

42. Essential facts (event, action), having a place in accounting quarter.

Date of occurrence of the fact (event, action): ***5.01.2003***
Code ***1355110D05012003***

On December 30, 2002 the Company Board of directors has accepted the following decisions:
To accept the decision on issue and prospectus of issue of OAO "Kazan GTS" nominal non-documentary telephone loan series 08 bonds.

7 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present. The decision is accepted unanimously,.

Date of occurrence of the fact (event, action): ***24.01.2003***
Code ***0455110D24012003***

The name, place and mail address of the legal entity: OAO "Management company "Elemte-Garant", 11, Tatarstan Str., Kazan, 420021, Tatarstan
Share of the issuer in the charter capital of the legal entity:
- Before change –6.67%.
- After change – 9.34 %
The date, when the change in charter capital took place: 24.01.2003

Date of occurrence of the fact (event, action): ***14.02.2003***
Code ***1555110D14022003***

Type of securities: The nominal documentary coupon series B to bearer bond, coupon 5
Date of drawing up the list of shareholders having the right to receive income -14.02.2003

Date of occurrence of the fact (event, action): ***15.01.2003***
Code ***0455110D15012003***
The name, place and mail address of the legal entity: ZAO "IC "Elemte", 3, Rahmatullina Str., Kazan, 420503, Tatarstan

Since ZAO "IC "Elemte" raised its' charter capital, the share of OAO "Kazan GTS" in charter capital of legal entity has changed and has made
- Before change –18,89 %.
- After change – 11,89 %
The date, when the change in charter capital took place: 15.01.2003

Date of occurrence of the fact (event, action): ***27.02.2003***
Code ***1155110D27022003***
Type of securities: The nominal documentary coupon series B to bearer bond, coupon 5
Date of charging the income under the bonds: the list is drawn up as of 14.02.2003
Date of coupon income payment: 27.02.2003
Size of interest charged on one bond: 17,54 % annual.
Total of the bonds, on which the income is charged: 300 000 pieces
Type of payment: money
Date of occurrence of the fact (event, action): ***25.02.2003***
Code ***0655110D25022003***
The name, place and mail address of the legal entity: GUP "Tatarstan pochtasy", 14/2, building # 4, Staraya Basmannaya Str., Moscow, 103064
The date, when the change took place 25.02.2003
Circumstances that caused the change: buying of OAO "Kazan GTS" telephone loan non-documentary coupon series 09 to bonds in amount of 10000 pieces, which makes 100% of the issue

B.DATA ON ISSUER'S ECONOMIC ACTIVITY

47. Facts resulted in increase or decrease of the Issuer's assets by more than 10 %.
Date of occurrence of the fact (facts):
The description: the increase of assets has taken place because of growth of the incompleted construction due to the beginning of a year (purchase of the equipment), and growth of debts receivable and short-term financial investments (the issue of the telephone loan bonds for the sum of 45 mln. rbl is registered.).
Absolute change of size of assets on end date of an accounting quarter in comparison with size of assets of the issuer on end date of a quarter prior to the accounting one: 87 473 thousand rbl.

The amount of Issuer's assets on the end date of prior to the reported quarter : ***846 613 thousand roubles***
The amount of assets of the Issuer on the end date of the reported quarter: ***934 086 thousand roubles***

Facts resulted in increase or decrease of the Issuer's assets by more than 10 % in IV quarter of 2002.
No such facts

The amount of Issuer's assets on the end date of III quarter of last year : ***613 509 thousand roubles***
The amount of Issuer's assets on the end date of IV quarter of last year: ***658 551 thousand roubles***
48. Facts resulted in increase of the Issuer's profits (losses) for the reported period by more than 20 % compared with the previous quarter.
Date of the fact (facts):
Description: ***The reduction of the profit in the first quarter has taken place because of reduction of revenue and reduction of the incomes from the installment payment due to reduction of installed telephones.***

Absolute change of the profit (losses) for the accounting quarter in comparison with profit (loss) of the issuer for a quarter prior to that: -28 163 thousand rbl.

profit (losses) of the issuer for the quarter prior the reported one: ***54 070 thousand roubles***
profit (losses) of the issuer for the reported quarter: ***25 907 thousand roubles***

Facts resulted in increase of the Issuer's profits (losses) for the IV quarter of last year by more than 20 % compared with the III quarter of last year.

Date of the fact (facts):

The description: the increase in profit in IV quarters was caused by increase of incomes because of connection to a network of other operators of communication (allocation of flows E 1), increase in number of installed telephones due to the end of a calendar year of and increase of the incomes from the installment payment, increase of volume of new granted services (internet, SPD, ISDN) . Also there was an increase of the payment for granting a user's line (user's fee) in IV quarter.

Absolute change of the profit (losses) for the IV quarter of last year in comparison with profit (loss) of the issuer for the III quarter of last year: 49 879 thousand rbl.

profit (losses) of the issuer for the III quarter of last year: ***4 191 thousand roubles***
profit (losses) of the issuer for IV quarter of last year: ***54 070 thousand roubles***

49. Information on formation and use of reserve and other special funds of the issuer.
Size of a reserve fund on the end of an accounting quarter: 6231 thousand rbl.

52. Loans, received by the Issuer and its affiliated companies for the reported quarter.

Information on debt amount, accounts payable of the issuer on the end date of reported quarter.

Parameter	*Balance on the beginning of the year (ths.rbl.)*	*Received (ths.rbl.)*	*Paid off (ths.rbl.)*	*Balance On the end of quarter (ths.rbl.)*
Long term bank credits	169 596	37 270	5 193	201 673
including overdue	-	-	-	-
Other long term loans	-	-	-	-
including overdue	-	-	-	-
Short term bank credits	45 879	45 618	19 919	71 578
including overdue	-	-	-	-

53. Accounts receivable and accounts payable of the Issuer and his affiliates for the reported period

Information on volume of Accounts receivable and accounts payable of the Issuer for the reported period

Parameter	***Balance on the beginning of the year (ths.rbl.)***	***Received (ths.rbl.)***	***Paid off (ths.rbl.)***	***Balance on the end of quarter (ths.rbl.)***
1) accounts receivable:				
Short-term	97 868	146 400	130 380	113 888
Including overdue	-	-	-	-
With more than 3 months' duration	-	-	-	-
2) accounts payable				
Short-term	81 145	205 687	209 970	76 862
Including overdue	-	-	-	-

54. Financial investments of the issuer.

INFORMATION on financial investments of the issuer on the end date of the reported quarter

Parameter	Amount of investments at the end of the reported quarter (thsnd. rbl.)		
	Short-term (less than 1 year)	Long term (more than 1 year)	Total
Investments in State securities of Russia Federation	-	-	-
Investments in State securities of Russia Federation regions	-	-	-
Investments in municipal securities of	-	-	-
Investments in shares of other organizations	-	16 026	16 026
Investments in bonds and other debentures	-	-	-
Other loans	-	-	-
Investments in affiliates of the issuer	-	-	-
Investments in subsidiaries of the issuer	-	-	-

The financial investments in organizations, which are liquidated by the legislation of Russian Federation

Name of the organization	Date of liquidation	Body, accepted the decision on liquidation	Amount of investments (thsnd. rbl.)
none		-	-
Total			-

The financial investments in organizations, which are declared bankrupts by the legislation of Russian Federation

Name of the organization	Date of liquidation	Body, accepted the decision on liquidation	Amount of investments (thsnd. rbl.)
none		-	-
Total			-

Amount of the assets of the issuer at the end date of the reported quarter (thsnd. rbl.)	934 086

C.DATA ON ISSUER'S SECURITIES

57. Data on issuer's bonds

Ordinal number of the issue: 11
Series: 09
Type: coupon
Type of securities: nominal, non-documentary
Nominal value of one issued security: 4500 rbl
Quantity of issued securities: 10000
Issue total volume : 45 000 000

Information on state registration of the issue:
Date of registration: ***4.02.2003***
Registration number: ***4-11-55110-D***
Body responsible for registration : FKSB of Russia

Method of distribution: closed underwriting
Period of distribution: from 14.02.2003 till 25.02.2003

Current condition of the issue: distribution is finished
Number of actually distributed securities in accordance with the

registered report on issue's results: 10000

Information on state registration of the report on the results of the issue:
Registration date: ***31.03.2003***
Body responsible for registration : FKSB of Russia

Restrictions in the issue's securities circulation (if any):
None

Market information on issued securities:
Securities are traded only at over-the-counter market for individuals.
Period of circulation of securities: from 5.02.2003 till 1.06.2005

The income under the bonds of the issue:
In percentage of a nominal value: 1 % of nominal value is paid to the holder of the bond under each bond of the issue.
Other property equivalent on one bond (rbl): not stipulated.
Other income and rights under the bonds of the issue: granting of unscheduled access to a telephone network, installation of the telephone.
Period of settlement: from 01.06.2005 till 30.06.2005

- Terms and order of settlement of the bonds.

The settlement of the bonds is made by payment of a nominal value of the bonds in Russian roubles

Starting date of advance settlement of the issued bonds: advance settlement of the bond is made by granting unscheduled access to a telephone network from one user's number by the conclusion of the agreement on rendering telephone service. Starting date of advance settlement of the bonds of the issue: the next working day after a day of state registration of the report on the results of the issued securities.

- Condition and order of advance settlement of the bonds of the issue.

The advance settlement of the issued bonds is made in the form of granting unscheduled access to a telephone network from one user's number by the conclusion of the agreement on rendering telephone service. Cost of advance settlement of the bond is equal to a nominal value of the bond. The unscheduled access to a telephone network is granted by the issuer of the bonds. In case of unavailability of installation of the telephone at the address, indicated by the holder of the bond, the advance settlement of the bond is made in the money form.
Condition of advance settlement of the bond by granting unscheduled access to a telephone network is the technical availability of installation of the telephone at the address, indicated by the holder of the bond.
Technical availability of installation of the telephone is determined by the issuer depending from:
· availability of free number capacity at the telephone exchange in a zone of installation;
· availability of a free user line in a trunk cable in a zone of address installation;
· availability of a free user line in a distributive cable in a zone of address installation.

УТВЕРЖДЕН
Совет директоров Открытого акционерного общества "Казанская городская телефонная сеть"
Протокол № 19 от 5.05.2003

Председатель совета директоров , министр связи Республики Татарстан Залялов Р.Г.

____
(подпись)

М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: I квартал 2003 г

Открытое акционерное общество "Казанская городская телефонная сеть"

Код эмитента: 55110-D

Место нахождения: Республика Татарстан
Почтовый адрес: 420061 , г.Казань ул.Н.Ершова 55-е

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор Фахриев А.М. ________________
(подпись)

Главный бухгалтер Тюгаева Л.В. ________________
(подпись)

5.05.2003

(М.П.)

Контактное лицо: ***Ахмадуллина Эльвира Равилевна***
инженер по работе с ценными бумагами
Тел.: ***(8432) 72-63-93*** Факс: ***(8432) 72-23 -21***
Адрес электронной почты: ***elia@gts .kazan. su***

Изменения в ежеквартальном отчете за 1 квартал 2003 г.

А. Данные об эмитенте

32. Количество работников эмитента.

Среднесписочная численность работников эмитента, включая работников, работающих в его филиалах и представительствах, за отчетный период: *1 041*

35. Планы будущей деятельности эмитента.

Основной задачей ОАО "Казанская ГТС" является предоставление качественной и доступной телефонной связи сотням тысяч жителей г.Казани. Разработана и реализуется масштабная программа строительства новых и модернизации старых станций, которая сделает доступной проводную связь для новоселов городских районов и ближних пригородов столицы Республики.
Кроме традиционных телефонных услуг планируется дальнейшее развитие услуги ISDN, передачи данных и телематических служб, IP - телефонии, высокоскоростного доступа в Интернет и множество других.
Еще одним перспективным проектом ОАО "Казанская ГТС" можно назвать создание в г.Казани широкополостной сети передачи данных общего пользования по технологии xDSL. Этот проект реализуется в целях обеспечения потребностей любых организаций, предприятий , компаний г.Казани или их клиентов в создании ведомственных сетей, а также для предоставления физическим и юридическим лицам широкополостного доступа в Интернет.
Также в рамках этого проекта клиентам будут предложены новейшие телекомуникационные услуги:
- доступ к мультимедиа- предложениям (аудио/видеотрансляции, видео по запросу, интерактивное телевидение и.т.д.);
- доступ к специализированным информационным и справочным ресурсам;
- доступ к системам электронной коммерции, дистанционного обучения, телеммедицины, электронных развлечений и.т.п..

42. Существенные факты (события, действия), имевшие место в отчетном квартале.

Дата появления факта (события, действия): ***5.01.2003***
Код: ***1355110D05012003***

На состоявшемся 30 декабря 2002 года заседании совет директоров принял следующие решения:
1. Утвердить решение выпуске и проспект эмиссии именных бездокументарных облигаций телефонного займа 09 серии ОАО "Казанская ГТС" .

На заседании присутствовали 7 членов совета директоров. Кворум для принятия решения имеется.
Решение принято единогласно.

Дата появления факта (события, действия): ***24.01.2003***
Код: ***0455110D24012003***

Наименование, место нахождения и почтовый адрес юридического лица:
ОАО "Управляющая компания "Элемтэ-Гарант ", Республика Татарстан, 420021,

г.Казань ул.Татарстан, 11.
Доля эмитента в уставном капитале юридического лица:
- до изменения - 6,67 %
- после изменения - 9,34 %.
Дата , с которой произошло изменение доли в уставном капитале : 24.01.2003 г.

Дата появления факта (события, действия): ***14.02.2003***
Код: ***1555110D14022003***

Вид ценных бумаг: именная документарная процентная облигация на предъявителя серии Б, купон 5.
Дата составления списка владельцев облигаций, имеющих право на получение купонного дохода - 14 февраля 2003 г.

Дата появления факта (события, действия): ***15.01.2003***
Код: ***0455110D15012003***

Наименование, место нахождения и почтовый адрес юридического лица:
ЗАО ИК "Элемтэ", Республика Татарстан, 420503, г.Казань ул.Рахматуллина д.3.
В связи с увеличением уставного капитала ЗАО ИК "Элемтэ" доля ОАО "Казанская ГТС" в уставном капитале юридического лица изменилась и составила:
- до изменения - 18,89 %.
- после изменения - 11,89 %
Дата , с которой произошло изменение доли в уставном капитале : 15.01.2003 г.

Дата появления факта (события, действия): ***27.02.2003***
Код: ***1155110D27022003***

Вид ценных бумаг : именная документарная процентная облигация на предъявителя серии Б , купон 5 .
Дата начисления купонного дохода по облигациям : список составлен по состоянию на 14.02.2003.
Дата выплаты купонного дохода : 27.02.2003
Размер процентов, начисленных на одну облигацию : 17,54 % годовых.
Общее количество облигаций , по которым начислен купонный доход : 300 000 штук
Форма выплаты купонного дохода : денежные средства.

Дата появления факта (события, действия): ***25.02.2003***
Код: ***0655110D25022003***

Наименование, место нахождения и почтовый адрес юридического лица:
ГУП " Татарстан Почтасы ", РТ, 103064, г.Москва ул.Старая Басманная, д. 14/2, строение 4.
Дата, с которой произошли изменения: 25.02.2003
Обстоятельства, являющиеся основанием изменений: приобретение бездокументарных процентных облигаций телефонного займа ОАО "Казанская ГТС" 09 серии в количестве 10 000 штук, что составляет 100 % от от объема выпуска.

Б. Данные о финансово-хозяйственной деятельности эмитента

47. Факты, повлекшие увеличение или уменьшение величины активов эмитента более чем на 10 процентов за отчетный квартал.

Дата появления факта (фактов):

Описание: ***Увеличение активов произошло из-за роста незавершенного строительства в связи с началом года (приобретение оборудования) , роста дебиторской задолженности и краткосрочных финансовых вложений (зарегистрирован выпуск облигаций телефонного займа на сумму 45 млн.руб.).***

Абсолютное изменение величины активов на дату окончания отчетного квартала по сравнению с величиной активов эмитента на дату окончания квартала, предшествующего отчетному: ***87 473 тыс. руб.***

Величина активов эмитента на дату окончания квартала, предшествующего отчетному: ***846 613 тыс. руб.***

Величина активов эмитента на дату окончания отчетного квартала: ***934 086 тыс. руб.***

Факты, повлекшие увеличение или уменьшение величины активов эмитента более чем на 10 процентов за IV квартал прошлого года.

Указанные факты не имели места

Величина активов эмитента на дату окончания III квартала прошлого года: ***613 509 тыс. руб.***

Величина активов эмитента на дату окончания IV квартала прошлого года: ***658 551 тыс. руб.***

48. Факты, повлекшие увеличение в отчетном квартале прибыли (убытков) эмитента более чем на 20 процентов по сравнению с предыдущим кварталом.

Дата появления факта (фактов):

Описание: ***Уменьшение прибыли в первом квартале произошло за счет уменьшения выручки и уменьшения доходов от установочной платы вследствие уменьшения количества установленных телефонов.***

Абсолютное изменение прибыли (убытков) за отчетный квартал по сравнению с прибылью (убытком) эмитента за квартал, предшествующий отчетному: ***-28 163 тыс. руб.***

Значение прибыли (убытков) эмитента за квартал, предшествующий отчетному: ***54 070 тыс. руб.***

Значение прибыли (убытков) эмитента за отчетный квартал: ***25 907 тыс. руб.***

Факты, повлекшие увеличение в IV квартале прошлого года прибыли (убытков) эмитента более чем на 20 процентов по сравнению с III кварталом прошлого года.

Дата появления факта (фактов):

Описание: ***Увеличение прибыли 4 квартала связано с увеличением доходов от присоединения к сети других операторов связи (выделение потоков Е 1), увеличения в связи с окончанием календарного года установок телефонов и увеличения доходов от установочной платы, увеличения объема предоставления новых услуг (интернет, СПД, ISDN).Также в 4 квартале произошло повышение платы за предоставление абонентской линии (абонплата).***

Абсолютное изменение прибыли (убытков) за IV квартал прошлого года по сравнению с прибылью (убытком) эмитента за III квартал прошлого года: ***49 879 тыс. руб.***

Значение прибыли (убытков) эмитента за III квартал прошлого года: ***4 191 тыс. руб.***

Значение прибыли (убытков) эмитента за IV квартал прошлого года: ***54 070 тыс. руб.***

49. Сведения о формировании и использовании резервного и других специальных фондов эмитента.

Размер резервного фонда на конец отчетного квартала: 6231 тыс. руб.

52. Заемные средства, полученные эмитентом и его дочерними обществами в отчетном квартале.

Сведения о величине заемных средств, полученные эмитентом на конец отчетного квартала:

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
Долгосрочные кредиты банков	169 596	37 270	5 193	201 673
в том числе не погашенные в срок	-	-	-	-
Прочие долгосрочные займы	-	-	-	-
в том числе не погашенные в срок	-	-	-	-
Краткосрочные кредиты банков	45 879	45 618	19 919	71 578
в том числе не погашенные в срок	-	-	-	-

53. Дебиторская, кредиторская задолженность эмитента и его дочерних обществ за отчетный квартал.

Сведения о величине дебиторской, кредиторской задолженности эмитента на конец отчетного квартала:

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
1) Дебиторская задолженность:				
краткосрочная	97 868	146 400	130 380	113 888
в том числе просроченная	-	-	-	-
из нее длительностью свыше 3 месяцев	-	-	-	-
2) Кредиторская задолженность:				
краткосрочная	81 145	205 687	209 970	76 862
в том числе просроченная	-	-	-	-

54. Финансовые вложения эмитента.

Сведения о финансовых вложениях эмитента на конец отчетного квартала:

Наименование показателя	Величина вложений на конец отчетного квартала (тыс. руб.)		
	краткосрочных (до 1 года)	долгосрочных (свыше 1 года)	всего
Вложения в государственные ценные бумаги Российской Федерации	-	-	-
Вложения в государственные ценные бумаги	-	-	-

субъектов Российской Федерации			
Вложения в ценные бумаги органов местного самоуправления	-	-	-
Вложения в акции, доли, паи других организаций	-	16 026	16 026
Вложения в облигации и другие долговые обязательства	-	-	-
Иные предоставленные займы	-	-	-
Инвестиции в дочерние общества эмитента	-	-	-
Инвестиции в зависимые общества эмитента	-	-	-

Финансовые вложения в организации, которые в установленном законодательством Российской Федерации порядке ликвидированы			
Наименование организации	**Дата ликвидации**	**Орган, принявший решение о ликвидации**	**Величина вложений (тыс. руб.)**
нет		-	-
Итого			-

Финансовые вложения в организации, которые в установленном законодательством Российской Федерации порядке признаны банкротами			
Наименование организации	**Дата ликвидации**	**Орган, принявший решение о ликвидации**	**Величина вложений (тыс. руб.)**
нет		-	-
Итого			-

Величина активов эмитента на дату окончания отчетного квартала (тыс. руб.)	934 086

В. Данные о ценных бумагах эмитента

57. Сведения об облигациях эмитента.

Порядковый номер выпуска: ***11***
Серия: ***09***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***4 500 руб.***

Количество ценных бумаг выпуска: ***10 000***
Общий объем выпуска: ***45 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***4.02.2003***
Регистрационный номер: ***4-11-55110-D***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***закрытая подписка***
Период размещения: ***с 14.02.2003 по 25.02.2003***

Текущее состояние выпуска: ***размещение завершено***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***10 000***

Сведения о государственной регистрации отчета об итогах выпуска:

Дата регистрации: ***31.03.2003***

Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
Торговля облигациями выпуска осуществлется только на внебиржевом рынке. Облигации реализуются физическим лицам .

Период обращения облигаций выпуска: ***с 5.02.2003 по 1.06.2005***

Доход по облигациям выпуска:

в процентах от номинальной стоимости: ***По каждой облигации выпуска ее владельцу выплачивается доход в размере 1 % от номинальной стоимости облигации .***

иной имущественный эквивалент на одну облигацию (руб.): ***не предусмотрен.***

иной доход и права по облигациям выпуска: ***Предоставление внеочередного доступа к телефонной сети, установка телефона.***

Период погашения: ***с 01.06.2005 по 30.06.2005***

Условия и порядок погашения: ***Погашение облигаций выпуска осуществляется путем выплаты номинальной стоимости облигации в российских рублях.***

Дата, начиная с которой возможно досрочное погашение: ***Досрочное погашение облигаций производится в форме предоставления внеочередного доступа к телефонной сети с одного абонентского номера путем заключения договора об оказании услуг телефонной связи. Дата начала досрочного погашения облигаций выпуска: со следующего рабочего дня после дня государственной регистрации отчета об итогах выпуска ценных бумаг.***

Условия и порядок досрочного погашения: ***Досрочное погашение облигаций выпуска производится в форме предоставления внеочередного доступа к телефонной сети с одного абонентского номера путем заключения договора об оказании услуг телефонной связи. Стоимость досрочного погашения облигации в форме предоставления внеочередного доступа к телефонной сети равна номинальной стоимости облигации. Внеочередной доступ к телефонной сети предоставляется эмитентом облигаций. В случае отсутствия технических возможностей установки телефона по адресу, указанному владельцем облигации, досрочное погашение облигации осуществляется в денежной форме.***

Условием досрочного погашения облигации путем предоставления внеочередного доступа к телефонной сети является наличие технической возможности установки телефона по адресу, указанному владельцем облигации.

Техническая возможность установки телефона определяется эмитентом исходя из:

· наличия свободной номерной емкости на телефонной станции зоны установки;

· наличия свободной абонентской линии в магистральном кабеле зоны адресной установки;

· наличия свободной абонентской линии в распределительном кабеле зоны адресной установки

INFORMATION
On holding the next General Meeting of the shareholders of
Open joint-stock company « Kazan GTS »

The next General Meeting of the shareholders is to be held in the form of joint presence accordi the decision of the board of directors. The meeting is held on June 5, 2003 at 14 .00 Moscow time.

Time of registration beginning of the meeting participants - from 12.00.

Place of meeting - 55 E, Ershova str, Kazan, (Assembly hall of Kazan GTS). The list o shareholders having the right to participate in the meeting is made as of April 18, 2003.

Agenda of the next General Meeting:

1. Procedural questions:
-Ratification of voting procedure at the General Meeting;
- Ratification of the rules at the General Meeting.

2. Ratification of the annual report, annual accounting report, report on profits and losses, distribution of profits (including declaration of the dividends) and losses by results of activity of OAO " Kazan ГТС " in 2002.
   2.1 Ratification of the estimate of profit distribution in 2003.

3. Ratification of the auditor.
4. Election of the board of directors members.
5. Election of the auditing commission members.

Additional information.

Get] more information on holding the general meeting of the shareholders at the address: roo 55 E, Ershova str, Kazan, Republic Tatarstan, Russia.

At the general meeting of the shareholders the representative on behalf of the legal participates in voting by proxy with the signature of the chief and seal of organization; the agent person - by proxy, certified at the place of study or residence of the principal (shareholder).

The filled in forms of bulletins can be directed till June 03, 2003 by mail to the address: 42 Kazan of p.o. box 126.

Shareholders must have the passport for registration at the general meeting!

Contact telephones: (8432) 72-63-93, fax: (8432) 72-23-21.

Board of directors of OAO « Kazan GTS ».


ГТС
P 100408/02
ИНН
1653007966